UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    for the fiscal year ended December 31, 2022
Or
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
    for the transition period from    to
Commission file number 0-6365

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

APOGEE ENTERPRISES, INC.
401(k) RETIREMENT PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

APOGEE ENTERPRISES, INC.
4400 West 78th Street, Suite 520
Minneapolis, MN 55435

Apogee Enterprises, Inc.
401(k) Retirement Plan

Employer ID No: 41-0919654
Plan Number: 005

Financial Statements as of and for the
Years Ended December 31, 2022 and 2021,
Supplemental Schedule as of December 31, 2022,
and Report of Independent Registered Public Accounting Firm

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2022 and 2021	3
Notes to Financial Statements as of and for the Years Ended December 31, 2022 and 2021	4-8
SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500:
Schedule H, Part IV, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2022	9

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Apogee Enterprises, Inc. 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
June 28, 2023

We have served as the auditor of the Plan since 2002.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS:
Investments:
Participant-directed investments - at fair value	$352,907,073	$450,799,975
Fully benefit-responsive investment contracts - at contract value	43,235,064	41,620,257
Total investments	396,142,137	492,420,232
Receivables:
Notes receivable from participants	11,106,185	12,151,010
Employer contributions receivable	164,754	30,628
Total receivables	11,270,939	12,181,638
NET ASSETS AVAILABLE FOR BENEFITS	$407,413,076	$504,601,870

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2022 AND 2021

	2022	2021
ADDITIONS:
Contributions:
Employee contributions	$19,068,896	$19,572,951
Rollover contributions	2,181,476	3,104,296
Employer contributions	8,091,519	7,895,068
Total contributions	29,341,891	30,572,315
Investment (loss) income:
Net realized and unrealized (depreciation) appreciation of investments	(77,694,639)	63,501,233
Interest and dividend income	1,440,037	1,397,831
Net investment (loss) income	(76,254,602)	64,899,064
Interest income on notes receivable from participants	551,395	688,204
Total contributions and investment (loss) income:	(46,361,316)	96,159,583
DEDUCTIONS:
Distributions to participants	(50,129,074)	(56,749,263)
Administrative expenses	(698,404)	(767,402)
Total deductions	(50,827,478)	(57,516,665)
NET (DECREASE) INCREASE IN NET ASSETS	(97,188,794)	38,642,918
NET ASSETS AVAILABLE FOR BENEFITS — At beginning of year	504,601,870	465,958,952
NET ASSETS AVAILABLE FOR BENEFITS — At end of year	$407,413,076	$504,601,870

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
1.Summary Description of the Plan
The following description of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General - The Plan is a defined contribution plan sponsored and administered by Apogee Enterprises, Inc. (the “Company”) for the benefit of all eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Plan Administrator, Trustee, and Record Keeper - The Company has appointed a committee consisting of certain officers and employees to be the Plan Administrator. The Principal Trust Company (the “Trustee”) holds the Plan’s investments in a trust, executes investment transactions, and collects and allocates the related investment income based on employee elections. The Principal Financial Group is the record keeper.
Eligibility - Under the terms of the Plan, a nonunion employee, or a union employee within a union agreement to participate, scheduled to work 1,000 hours in a 12-month period shall be eligible to participate in the Plan upon attaining age 18 and completing 30 days of qualified service.
Contributions - Participants may elect to have 1% to 60% of their compensation withheld and contributed to their basic account in the Plan, subject to the Internal Revenue Service (“IRS”) pretax contribution limits. Participants are automatically enrolled into the Plan at a deferral rate of 3% of their compensation. For those participants who were automatically enrolled in the Plan and had not modified their deferral rate, the Plan adds a 1% increase to their deferral as of January first each year, until a deferral rate of 10% is achieved. Participants can choose at any time to discontinue contributions. For the years ended December 31, 2022 and December 31, 2021, the Company contributed for eligible nonunion and union participants an amount equal to 100% of the first 1% deferred, and 50% on the next 5% deferred.
Contributions made by participants who are members of the General Service Employees Union, Local No. 1 of the Service Employees International Union, AFL-CIO (the “Tru Vue Union”) are not matched by the Company. The Company contributes to Tru Vue Union participants an amount determined by the agreement between Tru Vue, Inc., a subsidiary of the Company, and the Tru Vue Union. The Company made a contribution in the amount of $30,089 and $28,911 for the plan years 2022 and 2021, respectively, for eligible members of the Tru Vue Union. The contribution made by the Company for eligible members of the Tru Vue Union is included within the employer contributions and employer contributions receivable in the statements of net assets available for benefits for the plan years 2022 and 2021, respectively.
While none have been made to date, the Company may also make additional discretionary profit-sharing contributions to all eligible participants. The Plan also allows participants to roll over lump-sum payments from other qualified plans, and includes an in-plan Roth conversion transfer feature.
Investments - Participants may make daily elections as to the investment of their pretax and Company contributions. Participants have the opportunity to direct all amounts allocated to their accounts and may choose to invest in a variety of mutual funds, common collective trust funds, pooled separate accounts and Company stock. These investment elections must be made in 1% increments with no more than 20% invested in the Company Stock Fund.
Vesting and Forfeitures - Participants’ pretax contributions are 100% vested at all times. Participants become 100% vested in their Company contributions after completing two years of qualified service with the Company or in the event of death, disability, or retirement, while in employment service. At December 31, 2022 and 2021, forfeited nonvested amounts were approximately $207,100 and $7,000, respectively, which are used to reduce the Company’s matching contribution subsequent to year-end. During the years ended December 31, 2022 and 2021, employer contributions were reduced by $140,400 and $340,000, respectively, from forfeited nonvested accounts plus earnings and uncashed account checks.

Notes Receivable from Participants - The Plan allows participants employed by the Company to borrow up to 50% of the participant’s vested account balance, with a minimum of $500 and a maximum of $50,000, reduced by the highest outstanding loan balance in the previous 12-month period. A participant’s loan is financed proportionately from the account balances held in each investment. Loans can be repaid within five years, or, in the case of a home purchase, up to 15 years. The interest rate on the loans is 1% above the United States of America prime rate on the last business day of the calendar month preceding the calendar month in which the loan is granted. Loans are repaid through payroll deductions and are secured by the participant’s remaining account balance. If the participant terminates employment with the Company, either the outstanding loan balance must be repaid in a lump sum or distributions to the participant will be reduced accordingly.
Distributions - Upon death, disability, termination of employment, or retirement, participants may elect a lump-sum payment from the Plan. An annuity option may be available to certain participants.
A participant can elect to retain his or her account balance over $5,000 with the Plan until the later of separation of service or age 72 (age 70 if born before July 1, 1949); however, a participant who is a 5% or more holder of Company stock may not defer his or her distribution beyond age 72.
Employees may make withdrawals upon attainment of age 59½. Early withdrawal prior to age 59½ from employee basic contributions is permitted only if financial hardship is demonstrated and other financial resources are not available. Hardship withdrawals shall be made in compliance with safe harbor regulations established by the IRS.
Plan Termination - The Company contributes to the Plan as specified in the Plan documents. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to such provisions set forth in ERISA. In the event that the Plan is terminated, all Company-contributed amounts would immediately become 100% vested.

2.Summary of Significant Accounting Policies
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
a.The Plan's investments are stated at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; see Note 4 for additional discussion. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.
b.Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
c.    Investment income is recorded on the accrual basis and dividend income on the ex-dividend date. Investment income includes recognition and allocation of interest income and realized and unrealized gains and losses. Purchases and sales of securities are recorded on trade-date basis. Net appreciation (depreciation) includes the plan's gains and losses on investments bought and sold, as well as held, during the year.
d.    Deposits, withdrawals, and transfers by the Plan are made at fair value when the transactions occur, except for the Stable Value Fund as described in Note 5.
Use of Estimates - The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan’s various investment securities are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk and uncertainty, it is reasonably possible that changes in the values of the investments will occur in the near term, and such changes could materially affect participants’ account balances, and the amounts reported in the financial statements.
Administrative Expenses - All administrative expenses related to trustee and recordkeeping services were paid by the Plan.
Payments of Benefits - Benefit payments to participants are recorded upon distribution. For the years ended December 31, 2022 and December 31, 2021, respectively, amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not been paid, were $0.

Subsequent Events - There have been two subsequent events which required disclosure in the financial statements through the date of this filing.
On January 1, 2023, the Plan Amendment was effective to begin matching 100 percent of the first two percent contributed and 50 percent of the next four percent contributed on eligible compensation that non-union employees contribute and according to contract terms for union employees.
In the first quarter of 2023, the Company's Board of Directors approved to remove Apogee Common Stock as an investment alternative within the Plan. Participants of the Plan were notified of the change in the first quarter of 2023. The sale of Apogee common stock from the Plan is expected to be completed in the third quarter of 2023.
3.Federal Tax Status
The Company received the last favorable determination letter from the Internal Revenue Service dated February 10, 2016, stating that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
The Plan Administrator determined no uncertain tax positions have been taken as of December 31, 2022 and 2021. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress and the Plan is no longer subject to income tax examinations for years prior to 2019.
4.Fair Value Measurements
Financial assets and liabilities are classified in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement: Level 1 (unadjusted quoted prices in active markets for identical assets or liabilities); Level 2 (observable market inputs, other than quoted prices included in Level 1); and Level 3 (unobservable inputs that cannot be corroborated by observable market data). The Plan does not have any Level 3 assets or liabilities.
Financial assets measured at fair value on a recurring basis as of December 31, 2022 and December 31, 2021 were as follows:

Quoted Prices in Active Markets (Level 1)
December 31, 2022
Mutual funds	$65,830,598
Apogee Enterprises, Inc. common stock	14,433,263
Self-directed brokerage account	1,906,619
Total	82,170,480
Investments measured at net asset value (NAV):
Common collective trust funds	256,406,007
Pooled separate accounts - index funds	14,330,586
Total investments	$352,907,073
December 31, 2021
Mutual funds	$92,370,349
Apogee Enterprises, Inc. common stock	16,641,395
Self-directed brokerage account	1,804,622
Total	110,816,366
Investments measured at net asset value (NAV):
Common collective trust funds	322,304,758
Pooled separate accounts - index funds	17,678,851
Total investments	$450,799,975

The following is a description of the valuation methodologies used for assets measured at fair value.
Mutual funds and self-directed brokerage account investments were valued at quoted market prices.
Apogee Common Stock was valued at the closing price reported on the NASDAQ Global Select Market on the last business day of the Plan year.
Common Collective Trust Funds are valued at the NAV of units of a bank collective trust. The NAV as provided by the trustee is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund (a diversified portfolio of U.S. and international stocks, inflation-hedging securities, U.S. bonds and cash reserves) less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2022 and December 31, 2021.
Pooled Separate Accounts are investments represented by a unit of account whose per unit value is the result of the accumulated values of the underlying investments. The underlying investments are public investment vehicles valued using NAV per share. The NAV is based upon the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAVs of the underlying investments are quoted in an active market. The Plan has no unfunded commitments related to the pooled separate accounts and redemptions and subscriptions are permitted daily.
5.Stable Value Fund
The Plan provides participants a self-managed stable value investment option (the Prudential Stable Value Fund or “the Fund”) that simulates the performance of a guaranteed investment contract, whereby participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The self-managed stable value fund is composed of a bond fund (the Prudential Core Intermediate Bond Fund) owned by the Plan and an investment contract issued by an insurance company designed to provide a contract value “wrapper” around the bond fund to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying bond fund are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract.
Limitations on the Ability of the Fund to Transact at Contract Value
Certain events may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. These events may differ under each contract. Examples of such invents include the following:
1.The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code
2.Premature termination of the contracts
3.Plan termination or merger initiated by the Plan Sponsor
4.Changes to the Plan’s prohibition on competing investment options
5.Bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.
No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.
In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:
1.An uncured violation of the Plan’s investment guidelines
2.A breach of material obligation under the contract
3.A material misrepresentation
4.A material amendment to the agreements without the consent of the issuer

6.Party-in-Interest Transactions
The Plan paid $30,001 to State Street Bank and Trust Company, $160,361 to Prudential Insurance Co., and $508,559 to Principal for investment management services for the year ended December 31, 2022. At December 31, 2022 and 2021, the Plan held 324,635 and 345,616 shares, respectively, of Company stock, with a cost basis of $9,951,363 and $9,988,688, respectively. During the years ended December 31, 2022 and 2021, the Plan recorded dividend income from the Company's common stock of $295,254 and $287,351, respectively. The Plan also holds shares in the Principal Midcap S&P 400 Index Fund, the Principal Smallcap S&P 600 Index Fund, and the Principal Self-Directed Brokerage Account, which are all managed by the Trustee. These transactions qualify as exempt party-in-interest transactions.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN
EIN: 41-0919654, PLAN NUMBER: 005

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
		Description of	Current
Description	Cost	Investment	Value
Prudential Stable Value Fund:
Prudential Core Intermediate Bond Fund	**	Common/collective trust	$39,018,988
Prudential Stable Value Fund Wrapper	**	Wrapper/other	4,216,076
BlackRock LifePath Index 2030 Fund	**	Common/collective trust	33,704,617
BlackRock LifePath Index 2025 Fund	**	Common/collective trust	30,238,993
Northern Trust S&P 500 Index Fund	**	Common/collective trust	31,920,157
BlackRock LifePath Index 2035 Fund	**	Common/collective trust	27,698,559
BlackRock LifePath Index 2040 Fund	**	Common/collective trust	27,065,974
Northern Trust Russell 1000 Growth Index Fund	**	Common/collective trust	20,209,363
Northern Trust Russell 1000 Value Index Fund	**	Common/collective trust	20,955,892
BlackRock LifePath Index 2045 Fund	**	Common/collective trust	20,936,702
BlackRock LifePath Index 2050 Fund	**	Common/collective trust	19,259,283
BlackRock LifePath Index Retirement Fund	**	Common/collective trust	13,429,509
BlackRock LifePath Index 2055 Fund	**	Common/collective trust	4,842,767
BlackRock LifePath Index 2060 Fund	**	Common/collective trust	4,002,699
BlackRock LifePath Index 2065 Fund	**	Common/collective trust	1,210,710
BlackRock Strategic Completion Fund	**	Common/collective trust	930,782
Vanguard Smallcap Growth Index	**	Mutual fund	12,607,328
Vanguard International Growth Fund	**	Mutual fund	11,947,008
Vanguard TTL Bond Market Index	**	Mutual fund	13,897,257
Vanguard Midcap Growth Index	**	Mutual fund	5,733,658
Vanguard Midcap Value Index	**	Mutual fund	6,757,972
Vanguard Developed Markets Index	**	Mutual fund	4,347,178
Vanguard Smallcap Value Index	**	Mutual fund	4,244,308
Vanguard Treasury Money Market Fund	**	Mutual fund	3,700,964
Vanguard International Value Fund	**	Mutual fund	2,594,925
Principal Midcap S&P 400 Index*	**	Pooled separate account	10,574,812
Principal Smallcap S&P 600 Index*	**	Pooled separate account	3,755,774
Schwab Self-Directed Brokerage Account*	**	Self-directed brokerage	1,906,619
Apogee Enterprises, Inc. Common Stock*	**	Employer securities	14,433,263
Loans to participants*, maturing through November 2, 2035 with
interest rates of 3.25% to 9.25%		Participant loans	11,106,185
TOTAL			$407,248,322

* Denotes party-in-interest
** Historical cost has been omitted for participant-directed investments

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

APOGEE ENTERPRISES, INC.
401(k) RETIREMENT PLAN

By:    APOGEE ENTERPRISES, INC.

    Plan Administrator

By:    /s/ Matthew J. Osberg
    ______________________________________________
    Matthew J. Osberg
    Executive Vice President and Chief Financial Officer

Date:    June 28, 2023